Filed by Ingersoll-Rand plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ingersoll-Rand plc
Commission File No.: 001-34400

Excerpts from internal employee portal article published May 2, 2019

Transformational Change, and Don’t Forget a Solid First Quarter

At our May 1 global town hall, Chairman and CEO Mike Lamach addressed an overflow employee audience in the room in Davidson, North Carolina, and on our webcast and phone lines. He dove right into the subject on all of our minds: the “very transformational” April 30 announcement of the definitive agreement to combine our Industrial segment with Gardner Denver, and have our Climate segment become a standalone company.

Amplify our best

“Both the industrial company and the climate company to be named are going to leverage everything that we’ve built,” Mike said. “I’m so proud of what we’ve done together. My hope is that we’re going to amplify the best of what we’ve done both in the new industrial company and in the climate company.

“I know there are a lot of mixed feelings about the news, and I’m sure that you’re wondering about a lot of things, particularly what it means for each of you,” Mike continued. “If you want to know where to focus, focus on our customers, focus on teamwork, and focus on supporting each other through the process.”

Mike explained why we’re undertaking this transaction now, what happens with our ongoing day-to-day work, and what happens between now and closing, in an estimated one year’s time.

He also spoke about Gardner Denver. “I spent time with Vicente (Reynal, the company’s CEO) and members of their team, and one thing is clear, there’s a very complementary set of industrial businesses with similar strategic priorities. They might say things a little bit differently, but at the end of the day, it’s a commitment to profitable growth, a business operating system that’s focused on productivity and customer value, a focus on employees and culture. A few days ago, they joined the CEO Action for Diversity and Inclusion, taking a leadership position, as we have, in that.”

Full-length video: watch Mike and our other leaders at the global town hall [link to video]

* * *

For now, stay focused

To close the town hall, Mike circled back to the April 30 announcement. “It’s a lot of news in a couple of days,” he said. “Right now, stay focused on what we’re doing. We’ve got a lot of opportunity here to make sure we’re making the company stronger so that when we do split into two companies, we’re setting them up to be incredibly strong.”

Excerpts from the Ingersoll-Rand plc
Global Town Hall with Employees [video link in article above]

Carrie Ruddy:
Welcome, I’m Carrie Ruddy, I lead our communications team and I thank you for joining us for our Global Town Hall. Today we’re going to cover . . . yesterday’s announcement and also our first quarter financials and our speakers this morning include Mike Lamach, our chairman and CEO, Sue Carter, senior vice president and chief financial officer, Keith Sultana, senior vice president, operations and integrated supply chain.

* * *

Mike Lamach:	* * *
So let me start with what the announcement was, and it was a very transformational announcement and the change we’re making in creating two stand alone companies.
When it’s done it’ll create a new industrial company, which will combine our industrial segment with Gardner Denver, including the PFS acquisition to become a global leader in mission critical flow technologies, and industrial technologies.
And a new company which would be a pure play global leader and climate control solutions for buildings, for homes and for transportation.
* * *
So the industrial company expects to take the name Ingersoll Rand, given that’s several of our industrial businesses go to market under the Ingersoll Rand brand, it’s going to be led by a Gardner Denver CEO, Vicente Reynal, and it’s going to be a combined team of leaders from both Ingersoll Rand and Gardner Denver that would run that company.
* * *
On the climate side, our remaining HBAC and transport refrigeration businesses will become that stand alone company focused on climate technology.
The climate company will need to be renamed at its close, and we’ll go through a process of figuring out what that name should be over the next nine months to a year even. Opportunity to lead the company along with leaders from our climate business and corporate functions.
It’s probably going to close early 2020 . . . And that’s subject to regulatory approvals.
Gardner Denver needs stockholder approval.
* * *
So I thought I’d address several topics that I know have to be on your mind, things like why are we doing this now and why and ultimately what does this mean for all of us, all of you?
So as we look at first the -- sort of the what and why, we look at climate and industrial the segments, I feel that have increasingly unique strategies. It’s not lost on our investors that the segments would have different growth, different investment profiles, different regulatory issues associated with them if they’re stand alone companies.
The timing is right now because we have a complimentary partner in Gardner Denver, which combined with our industrial segment creates an industrial company with the scale to compete and when it is a standalone company.

It creates synergies and benefits that outweigh the costs or challenges of separating the climate and industrial segments. So we think about the combination today is creating about $150 million a year of synergy, but the combination there creates about $250 million in synergies of which [Ingersoll-Rand plc] . . . gets at least -- gets half of that.
Simply just spinning out the business without a partner of scale to attach it to would be a (dissynergy) and then the public class of (stand alone) company would be an added cost. So when you think about sort of how we would construct that, spending that out and merging it with Gardner Denver is the very, very best option.
* * *
[T]here is a real opportunity here to simplify the company and create a more customer focused organization.
* * *
A couple of years I’ve been talking about simplification, this is a real opportunity to figure out how to do that in a way that’s really responsive to customers. So we’re going to approach it very carefully, very thoughtfully over quite a long period of time here to figure out what’s next.
* * *
I mentioned the PFS acquisition, we expect that to close soon. It will combine with our fluid management business and of course as I mentioned once the larger split into two companies occurs, it would go with the industrial segment. I think that it creates a really fantastic fluid management business when you combine it with (Arrow) and you combine it with Gardner Denver’s medical product business, which is really a flow business as well, and some of their oil and gas business which is a flow business as well.
So it should be a nice addition when you put that all together. Somewhere between $800 million and $1 billion of fluid management.
* * *
So let’s talk about each company for a minute. Gardner Denver and our industrial segment plus PFS is going to be roughly a $6.6 billion company.
* * *
It’s a leading global provider of flow control technology, got expertise with its own family of brands. I spent time with Vicente and members of their team and one things are clear, there’s a very complementary set of industrial businesses with similar strategic priorities.

They might say things a little bit differently, but at the end of the day, it’s a commitment to profitable growth, a business operating system that’s focused on productivity and customer value, a focus on employees and culture.
* * *
Build access to broader growth opportunities with industry-leading product portfolios and strong after-market offerings. It’s going to serve a diverse set of markets. Very diverse, including beverage transport, waste, water, pharmaceuticals, medical, with the addition of (club car) small personal vehicles too.
* * *
Combining with another great company is a powerful opportunity going forward.
With climate, standalone climate business will become a pure play, meaning it’s climate-focused. And the climate-controlled solutions space we’re building is homes and transportation. Strong brands headlined by Trane and Thermo King, outstanding sales and service channels, proven business operating system, very well-capitalized, positioned to capitalize on the global sustainability megatrends that play directly to our strengths.

So this is around reducing energy intensity of homes and buildings, reducing greenhouse gas emissions, and improving our customers’ operations. We’ll continue to focus on the culture, building a progressive, diverse, and inclusive organization as well as our efforts to use our operating system to drive profitable growth and operational excellence. And I think, with greater focus, more targeted investments, a simplified business model, we’ll be even better positioned to enhance the value for all of our shareholders, all of our stakeholders.
* * *
So my hope is that we’re going to amplify the best of what we’ve done both in the new industrial company and we certainly are going to continue to amplify what we’re doing in the climate company. When you think about all of this, it comes down to people and culture and culture is a word used a lot but culture is nothing more than the combination of how all the people in the company act and everybody in the company in some way plays some role in what that culture actually is, how that culture is actually defined.
So let’s make that culture a culture we want it to be today and a culture we want it to be tomorrow as well. It carries through in everything that we do. I’m so proud of what we’ve done together.

* * *

Mike Lamach:
So I just, look, advice when things are moving fast is, slow down and take a deep breath. It's going to be great, it's going to be some work, but I wouldn’t do this if I didn't think it was the right thing to do.

* * *
I do want to see two great companies really thrive and I think we can create more opportunity for everybody, and I'm talking about employees here, not just shareholders, through what we're doing. Thank you.

END

Slides from Global Town Hall

May 2019 Global Town Hall

Ingersoll Rand

WHAT WE'LL COVER

1. Yesterday's Announcement
2. First-quarter Overview
3. Performance with Purpose
4. Your Questions

Growth Excellence
Operational Excellence
Premier Performance
Winning Culture

1

Yesterday's Announcement

Ingersoll Rand

1

Industry-Leading Standalone Industrial Company

- Combine Ingersoll Rand Industrial segment & Gardner Denver
- Company expected to take Ingersoll Rand name and stock ticker
- Led by Gardner Denver CEO, Vicente Reynal and leaders from both companies
- Transaction close expected by early 2020

2

Industry-Leading Pure Play Climate Solutions Company

- Remaining Ingersoll Rand businesses become standalone company for HVAC and transport refrigeration
- New name and stock ticker
- Led by Mike Lamach and leaders from Climate and Corporate

Compelling opportunity to create significant value by forming two global leaders

2

Topics of Interest

WHAT DOES THE ANNOUNCEMENT MEAN?

- Why are we undertaking this transaction now?
- What does this mean for me? Will I still have a job?
- What will happen with the PFS acquisition?
- What will happen with our ongoing work/initiatives?
- What happens between now and closing?

3

IndustrialCo: Combining Two Complementary Premium Industrial Companies

Gardner Denver

Premier Industrial Flow Control Company with Mission-Critical Technologies

Ingersoll Rand

Industrial Segment

Premier Diversified Industrial with Wide Range of Engineered Equipment, Products and Services

~$6.6B Revenue

Similar strategic priorities and values

Complementary portfolios create a strong combined product and aftermarket portfolios

Greater opportunities to compete in markets like food and beverage, transport, medical, waste water

Strong operating platforms

Great talent; commitment to culture and expanded opportunities for employees

4

ClimateCo: A Global Leader with Singular Focus on HVAC & Transport Refrigeration

Ingersoll Rand.

Well positioned to address global sustainability megatrends

Complete portfolio of energy-efficient equipment, controls and services

Continued focused on growth excellence, operational excellence, winning culture

Greater focus, more targeted investments, and a simplified business model

Transport Refrigeration
Commercial HVAC Equipment
~$12.9B Revenue
Residential HVAC
Commercial HVAC Service Parts & Contracting

TRANE THERMO KING

5

Additional Information and Where to Find It

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand U.S. HoldCo, Inc. (“Ingersoll-Rand Industrial”) will file registration statements with the Securities and Exchange Commission (the “SEC”) registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll Rand shareholders are urged to read the prospectus and / or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/ or on Gardner Denver’s website at https://investors.gardnerdenver.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 26, 2019.

Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll Rand and Gardner Denver. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including , but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Gardner Denver and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and ClimateCo achieving revenue and cost synergies; (8) inability of the combined company and ClimateCo to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand and Gardner Denver’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.